

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Benjamin Piggott
Chairman and Chief Executive Officer
EF Hutton Acquisition Corp I
24 Shipyard Drive, Suite 102
Hingham, MA 02043

> **Re: EF Hutton Acquisition Corp I**
> **Registration Statement on Form S-1**
> **Filed April 14, 2022**
> **File No. 333-264314**

Dear Mr. Piggott:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 14, 2022

Cover Page

1. Please revise to disclose that your sponsor and founders are affiliated with the sole book-running manager of the underwriters and that you have engaged a qualified independent underwriter as referenced on pages 25 and 152. Please also identify the qualified independent underwriter on the cover page.

Summary
Manner of Redemptions, page 19

2. Where you state on page 20 that each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction, please clarify whether public shareholders may elect to redeem if they abstain from voting on the

proposed transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: James A. Prestiano, Esq.